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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47788

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2004 (MM/DD/YY) AND ENDING September 30, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Equibond, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1801 Century Park East Suite 1470
(No. and Street)

Los Angeles	California	90067
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jay Lustig (310) 260-6000
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates Inc., Certified Public Accountants
(Name — *if individual, state last, first, middle name*)

9010 Corbin Avenue, Suite 7	Northridge	California	91324
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.



FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jay Lustig, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Equibond, Inc., as of September 30, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

State of Pennsylvania
County of Westmoreland
Subscribed and sworn (or affirmed) to before me this 31 day of Oct, 05

Notary Public

Signature

Title

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Josephine Carozza, Notary Public
Rostraver Twp., Westmoreland County
My Commission

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Equibond, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended September 30, 2005

CM

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Independent Auditor's Report

Board of Directors
Equibond, Inc.

We have audited the accompanying statement of financial condition of Equibond, Inc. as of September 30, 2005, and the related statement of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Equibond, Inc. as of September 30, 2005, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respect in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.



Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
October 28, 2005

We Focus & Care SM

9010 Corbin Avenue, Suite 7
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924
www.baicpa.com

Equibond, Inc.
Statement of Financial Condition
September 30, 2005

ASSETS

Cash and cash equivalents	$ 252,940
Marketable securities, at market	111,285
Receivable from clearing firm	56,250
Receivable from related party	1,223
Furniture & equipment, net	68,622
Deposits	6,276
Deferred tax assets	62,222
Other assets	600
Total assets	$ 559,418

LIABILITIES & STOCKHOLDER'S EQUITY

Liabilities	
Commissions and accounts payable	$ 41,377
Salaries and bonuses payable	5,792
Deferred taxes payable	9,487
Total liabilities	56,656
Stockholder's equity	
Common stock, no par value, authorized 100,000 shares, issued and outstanding 5,000 shares	50,000
Additional paid-in capital	617,000
Accumulated deficit	(164,238)
Total stockholder's equity	502,762
Total liabilities & stockholder's equity	$ 559,418

The accompanying notes are an integral part of these financial statements.

Equibond, Inc.
Statement of Income
For the year ended September 30, 2005

Revenues	
Commissions	$ 51,219
Net inventory and investment gains	1,509,676
Interest and dividends	63,691
Other income	5,319
Gain (loss) on disposal of assets	(3,091)
Total revenues	1,626,814
Expenses	
Employee compensation and benefits	614,724
Commissions and floor brokerage	442,662
Communications and quotations	108,635
Occupancy and equipment rental	144,122
Interest	2,992
Taxes, other than income taxes	38,401
Other operating expenses	171,909
Total expenses	1,523,445
Income (loss) before income taxes	103,369
Income taxes provision	30,282
Net income (loss)	$ 73,087

The accompanying notes are an integral part of these financial statements.

Equibond, Inc.
Statement of Changes in Stockholder's Equity
For the year ended September 30, 2005

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance, at September 30, 2004	$ 50,000	$ 617,000	$(237,325)	$ 429,675
Net income (loss)	–	–	73,087	73,087
Balance, at September 30, 2005	$ 50,000	$ 617,000	$(164,238)	$ 502,762

The accompanying notes are an integral part of these financial statements.

Equibond, Inc.
Statement of Cash Flows
For the year ended September 30, 2005

Cash flow from operating activities		
Net (loss) income		$ 73,087
Adjustments to reconcile net income (loss) to net cash and cash equivalents provided by (used in) operating activities:		
Depreciation	$ 29,439	
(Increase) decrease in:		
Receivable from clearing firm	(56,250)	
Receivable from related party	(225)	
Marketable securities, at market	(1,715)	
Income tax receivable	14,724	
Deferred income tax benefits	21,953	
Deposits	(61,322)	
(Decrease) increase in:		
Commissions payable and accounts payable	(3,642)	
Deferred income taxes	7,119	
Total adjustments		(49,919)
Net cash and cash equivalents provided by (used in) operating activities		23,393
Cash flows from investing activities		
Proceeds from disposal of equipment	55,212	
Net cash and cash equivalents provided by (used in) investing activities		55,212
Cash flows from financing activities		-
Net increase (decrease) in cash and cash equivalents		78,380
Cash and cash equivalents at the beginning of the year		174,560
Cash and cash equivalents at the end of the year		$ 252,940

Supplemental disclosure of cash flow information
Cash paid during the period ended September 30, 2005

Income taxes	$ 1,211
Interest	$ 2,992

The accompanying notes are an integral part of these financial statements.

Equibond, Inc.
Notes to Financial Statements
September 30, 2005

Note 1: GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Equibond, Inc. (the "Company") was incorporated in the State of California in September 1994. In April, 1995, the Company registered as a broker dealer in securities with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD"), and the Securities Investors Protection Corporation ("SIPC").

The Company trades on a fully disclosed basis whereby the execution and clearance of trades are handled by an outside clearing firm.

The Company trades equities and fixed income products executed on an exchange or over the counter. The firm does not hold customer funds and/or securities. The Company has over 130 clients. Approximately 20% of the clients account for 50% of the commission income.

Summary of significant accounting policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities transactions are recorded on a trade date basis. Marketable securities are valued at month end market value. The resulting difference between cost and market value is included in net inventory and investment gains. Investments, not readily marketable are valued at cost.

The Company uses the straight line method of depreciation over the estimated useful lives, ranging from three (3) to ten (10) years.

Deferred income taxes are provided under the Statement of Financial Accounting Standards No. 109. This standard provides a balance sheet approach to income tax accounting. The principal difference between the financial reporting and tax basis of the assets and liabilities is the rapid depreciation write off of fixed assets for taxes, and the carryforward of net operating losses to offset future income.

Equibond, Inc.
Notes to Financial Statements
September 30, 2005

Note 1: GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company considers all investments that are purchased with a maturity of three months or less to be cash equivalents.

Note 2: MARKETABLE SECURITIES, AT MARKET

The Company purchases marketable securities for long-term investments and trading. The Company considers its marketable securities as trading marketable securities, as defined by FASB 115, *Accounting For Certain Investments in Debt and Equity Securities.* Accordingly unrealized gains (losses) on investments are included in the profit and loss statement.

The market values consisted of the following at quoted market values:

Stocks	$ 7,605
Obligation of U.S. Government	103,680
Total	$ 111,285

The gross unrealized holding gain of $1,715 is included in net inventory and investment gains.

Note 3: FURNITURE AND EQUIPMENT, NET

Property is stated at cost and summarized by major classification as follows:

Furniture & fixtures	$ 88,060
Machinery & equipment	143,613
Total furniture & equipment	231,673
Less: Accumulated depreciation	(163,051)
Total Furniture & equipment, net	$ 68,622

Depreciation expense for the year was $29,439.

Equibond, Inc.
Notes to Financial Statements
September 30, 2005

Note 4: INCOME TAXES

The components of the provision for income taxes are as follows:

	Current	Deferred	Total
State tax expense (benefit)	$ 1,271	$ 7,524	$ 8,795
Federal tax expense (benefit)	7,058	14,429	21,487
Total tax benefit	$ 8,329	$ 21,953	$ 30,282

The Company has available at September 30, 2005, certain Federal and State Net Operating Losses (NOL's), which be carried forward to offset future taxable income. The Federal NOL's expire in 20 years and the state NOL's expire in three (3) to five (5) years. The Federal NOL's produce a deferred tax asset of approximately $29,619 and the State NOL's produce a deferred tax asset of approximately $32,603.

Note 5: COMMITMENTS AND CONTINGENCIES

Commitments

The Company entered into a lease agreement for office space under a non-cancelable lease which commenced March 10, 2005 and expires March 10, 2010. This lease was amended and extended to April 10, 2010. This lease contain provisions for rent escalation based on increases in certain costs incurred by the leaser.

Future minimum lease payments under the lease are as follows:

	September 30,
2006	$ 67,922
2007	69,960
2008	72,059
2009	74,221
2010	37,659
2011 & thereafter	-
Total	$ 321,821

Rent expense was $128,924 for the year ended September 30, 2005

Note 5: COMMITMENTS AND CONTINGENCIES (Continued)

Contingencies

In March 2004, the Company entered into a 2-year agreement for computer services. The contractual agreement requires the Company to pay a total of $28,000 for services rendered. The Company has paid $5,000 at September 30, 2005. However, the Company has never received any services and is currently negotiating to settle the contract. Management estimates that it will incur an additional cost of $5,000 included in other operating expenses to terminate the agreement.

The Company has a rent deferral amount of $8,365, which will become due immediately if the Company defaults on terms of the lease agreement.

Note 6: RELATED PARTY TRANSACTIONS

The Company's sole shareholder owns 100% of JHL Holdings Company. The Company is carrying a receivable of $1,223 from JHL Holding Company. In addition, the Company's sole shareholder and JHL Holdings Company are the only two members of Equibond, LLC. Prophecy Partners, LP is a hedge fund managed by Equibond, LLC. Both the Company's sole shareholder and Equibond, LLC are limited partners of Prophecy Partners, LP.

Prophecy Partners LP has a customer account with the Company. For the year ended September 30, 2005, the Company earned $98,677 in commissions from trades executed for the Prophecy Partners LP account .

Note 7: RECENTLY ISSUED ACCOUNTING STANDARDS

In January 2003, The Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 46, "*Consolidation of Variable Interest Entities*" ("FIN 46"). This interpretation of Accounting Research Bulletin No. 51, requires companies to consolidate the operations of all variable interest entities ("VIE's") for which they are the primary beneficiary. The term "primary beneficiary" is defined as the entity that will absorb a majority of expected losses, receive a majority of the expected residual returns, or both. This interpretation was later revised by the issuance of Interpretation No. 46R ("FIN 46R"). The revision was issued to address certain implementation issues that had arisen since the issuance of the original interpretation and to provide companies with the ability to defer the adoption of FIN 46 to

Equibond, Inc.
Notes to Financial Statements
September 30, 2005

Note 7: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

periods after March 15, 2004. The implementation of FIN No. 46 and FIN 46R, had no material impact on the Company's financial statements.

On July 16, 2004, the FASB ratified the Emerging Issues Task Force ("EITF") consensus on Issue 02-14, "*Whether the Equity Method of Accounting Applies When an Investor Does Not Have an Investment in Voting Stock of an Investee but Exercises Significant Influence through Other Means*" ("EITF 02-14"). The consensus concludes that an investor should apply the equity method of accounting when it can exercise significant influence over an entity through a means other than holding voting rights. The consensus is effective for reporting periods beginning after September 15, 2004. The adoption of EITF 02-14 did not have a material impact on the Company's financial statements.

On December 16, 2004, FASB issued Statement of Financial Accounting Standards No. 123 (revised 2004), *"Share-Based Payment"* ("FASB 123R"), which addresses the accounting for employee stock options. FASB 123R requires that the cost of all employee stock options, as well as other equity-based compensation arrangements, be reflected in the financial statements based on the estimated fair value of the awards. Stock options are a valuable and important tool that have been used by many companies as a means to motivate employees and to promote business growth. The statement requires that the value of these arrangements be measured and recognized in the financial statements. FASB 123R becomes effective for reports filed after June 15, 2005. Early adoption of FASB 123R had no material effect on the Company's financial statements.

Note 8: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on September 30, 2005, the Company had net capital of $368,018, which was $268,018 in excess of its required net capital of $100,000; and the Company's ratio of aggregate indebtedness ($47,169) to net capital was 0.13 to 1, which is less than the 15 to 1 maximum ratio allowed.

Equibond, Inc.
Notes to Financial Statements
September 30, 2005

Note 9: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a $14,342 difference between the computation of net capital under net capital Sec. Rule 15c3-1 and the corresponding unaudited focus part IIA.

Net capital per unaudited schedule		$ 382,360
Adjustments:		
Accumulated deficit	$ (16,892)	
Non-allowable assets	2,550	
Total adjustments		(14,342)
Net capital per audited statements		$ 368,018

Equibond, Inc.
Schedule I-Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of September 30, 2005

Computation of Net Capital		
Stockholder's equity		
Common stock	$ 50,000	
Additional paid-in capital	617,000	
Accumulated deficit	(164,238)	
Total stockholder's equity		$ 502,762
Additions to net capital		
Deferred income taxes payable	9,487	
Total additions		9,487
Total stockholder's equity and allowable additions		512,249
Deductions to net capital		
Non allowable assets		
Furniture and equipment, net	(68,622)	
Deposits	(6,276)	
Deferred income tax assets	(62,222)	
Receivable from related party	(1,223)	
Other assets	(600)	
Total non-allowable assets		(138,943)
Total net capital before haircuts		373,306
Haircuts on securities		
Haircut on marketable securities	(5,288)	
Total haircuts		(5,288)
Net capital		368,018
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 3,145	
Minimum dollar net capital required	$ 100,000	
Net capital required (greater of above)		(100,000)
Excess net capital		$ 268,018
Ratio of aggregate indebtedness to net capital	0.13: 1	

There is a $14,342 difference between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 report dated September 30, 2005. See Note 9.

See independent auditor's report.

Equibond, Inc.
Schedule II-Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of September 30, 2005

A computation of reserve requirement is not applicable to Equibond, Inc., as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

Equibond, Inc.
Schedule III-Information Relating to Possession or Control
Requirements Under Rule 15c3-3
As of September 30, 2005

Information relating to possession or control requirements is not applicable to Equibond, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

Equibond, Inc.

Supplementary Accountant's Report

On Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended September 30, 2005

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Board of Directors
Equibond, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Equibond, Inc.(the "Company") for the year ended September 30, 2005, I considered its internal control structure, for the purpose for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), I have made a study of the practices and procedures followed by Equibond, Inc. including tests of such practices and procedures that we considered relevant to objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

9010 Corbin Avenue, Suite 7
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924
www.baicpa.com

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we considered to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2005 to meet the SEC 's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.



Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
October 28, 2005